SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

True Drinks Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

897837100
(CUSIP Number)

February 1, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[X]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

CUSIP No. 897837100	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Maxim A. Kasatkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,161,181
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,161,181
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,161,181**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%**
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 897837100	13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Red Square Fund One SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,751,616
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,751,616
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,751,616**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2%**
12		TYPE OF REPORTING PERSON* FI

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Maxim A. Kasatkin, a resident of the Russian Federation (“Kasatkin”), and Red Square Fund One SPC, a Cayman Islands entity (“Red Square”).  This Schedule 13G relates to shares of common stock, par value $0.001 per share (“Common Stock”), of True Drinks Holdings, Inc., a Nevada corporation (the “Issuer”).

Item 1(a)               Name of Issuer.

True Drinks Holdings, Inc.

Item 1(b)               Address of Issuer’s Principal Executive Offices.

18552 MacArthur Boulevard, Suite 325
Irvine, CA 91612

Item 2(a)               Name of Person Filing.

Maxim A. Kasatkin
Red Square Fund One SPC

Item 2(b)               Address of Principal Business Office, or, if none, Residence.

Maxim A. Kasatkin:
c/o NWT Management S.A.
Rue de la Pélisserie 16
Case Postale 3501
1211 Genève 3

Red Square Fund One SPC:
c/o CARD Corporate Services Ltd.
Zephyr House, 122 Mary Street
P.O. Box 709, George Town
Grand Cayman  KY1-1107
Cayman Islands
British West Indies

Item 2(c)               Citizenship or Place of Organization.

Kasatkin: Russian Federation
Red Square: Cayman Islands

Item 2(d)               Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e)               CUSIP Number.

897837100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) [ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g) [ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h) [ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813).

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4                    Ownership.

(a)
Kasatkin may be deemed the beneficial owner (meaning at all times within this filing, to have the power to vote or dispose of the shares) of 4,161,181 shares of Common Stock.  Of those 4,161,181 shares of Common Stock, 3,751,616 shares are held by Red Square and 409,565 shares are held by Rolant Investments Limited, a British Virgin Islands entity.

(b)
Kasatkin may be deemed the beneficial owner of 15.7% of the outstanding shares of Common Stock.  The percentage is determined by dividing 4,161,181 by 26,496,325, which is the number of shares of Common Stock outstanding as of January 18, 2013, as disclosed by the Issuer on its Form 8-K filed on January 18, 2013.  Red Square may be deemed the beneficial owner of 14.2% of the outstanding shares of Common Stock.  The percentage is determined by dividing 3,751,616 by 26,496,325, which is the number of shares of Common Stock outstanding as of January 18, 2013, as disclosed by the Issuer on its Form 8-K filed on January 18, 2013.

(c)
Kasatkin may be deemed to have the shared power to vote and dispose of the 4,161,181 shares of Common Stock beneficially owned.  Red Square may be deemed to have the shared power to vote and dispose of 3,751,616 of the 4,161,181 shares of Common Stock beneficially owned.

Item 5                    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6                    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits                  Exhibit 1

Exhibit 99.1  Joint Filing Agreement, dated February 6, 2013, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2013

/s/ Maxim A. Kasatkin
MAXIM A. KASATKIN

RED SQUARE FUND ONE SPC

By:  /s/ Maxim A. Kasatkin
Name:  Maxim A. Kasatkin
Title:  Director